United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2007

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz Celulose S.A.
Condensed Consolidated Financial
Information for the three-month and
nine-month periods ended September 30,
2007 and 2006 and Report of Independent
Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders Aracruz Celulose S.A. Aracruz, Espírito Santo, Brazil

1.	We have reviewed the accompanying condensed consolidated balance sheet of Aracruz Celulose S.A. and subsidiaries (“the Company”) as of September 30, 2007 and the related condensed consolidated statements of operations for the three-month and nine-month periods ended September 30, 2007 and 2006, changes in stockholders’ equity and cash flows for the nine-month periods ended September 30, 2007 and 2006, all expressed in United States dollars. These condensed consolidated interim financial statements are the responsibility of the Company's management.

2.	We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.

Accordingly, we do not express such an opinion.

3.	Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

4.	We have previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2006, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein) and, in our report dated January 9, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Rio de Janeiro, Brazil, October 8, 2007

/s/Deloitte Touche Tohmatsu Auditores Independentes Deloitte Touche Tohmatsu Auditores Independentes

Aracruz Celulose S.A.

Condensed Consolidated Balance Sheets (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	September 30,	December 31,
Assets	2007	2006
Current assets
Cash and cash equivalents	85,929	48,414
Short-term investments	492,448	531,229
Accounts receivable, net	282,439	285,795
Inventories, net	227,998	202,704
Deferred income tax	15,017	15,375
Recoverable taxes	120.916	109,165
Prepaid expenses and other current assets	23,549	8,242
	1,248,296	1,200,924
Property, plant and equipment, net	2,426,281	2,151,212
Investment in affiliated companies	401,711	324,736
Goodwill	192,035	192,035
Other assets
Advances to suppliers	92,563	81,485
Accounts receivable	20,691
Unrealized gain from currency interest rate swaps	17,094
Deposits for tax assessments	31,939	26,778
Recoverable taxes	18,997	15,093
Other	4,219	3,665
	185,503	127,021
Total Assets	4,453,826	3,995,928

Aracruz Celulose S.A. Condensed Consolidated Balance Sheets (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	September 30,	December 31,
Liabilities and Stockholders' equity	2007	2006
Current liabilities
Suppliers	121,570	95,574
Payroll and related charges	32,097	25,246
Income and other taxes	41,176	38,391
Short-term debt - export financing and other	5,438	4,677
Current portion of long-term debt
Related party	74,266	65,360
Other	2,840	1,854
Accrued finance charges	13,115	17,896
Dividends and interest payable on stockholders’ equity	43,297	36,545
Other current liabilities	4,724	1,276
	338,523	286,819
Long-term liabilities
Long-term debt
Related party	306,133	232,191
Other	962,965	922,859
Litigation, contingencies and commitments	83,925	101,772
Liabilities associated with unrecognized tax benefits	93,144	71,727
Interest and penalties on liabilities associated with unrecognized tax benefits	64,032	47,996
Deferred income taxes	215,396	96,035
Suppliers	3,260	3,020
Other long-term liabilities	41,370	30,211
	1,770,225	1,505,811
Minority interest	9,991	875
Stockholders' equity
Share capital - no-par-value shares authorized, issued and outstanding
Common stock – 2007 and 2006 - 455,390,699 shares	518,385	297,265
Preferred stock
Class A - 27,958,445 shares as of September 30, 2007 and
37,962,555 shares as of December 31, 2006	41,305	31,056
Class B - 549,204,976 shares as of September 30, 2007 and
539,200,866 shares as of December 31, 2006	853,439	583,440
Treasury stock
Class B preferred stock – 2007 and 2006 - 1,483,200 shares and
Common stock – 2007 and 2006 - 483,114 shares	(2,639)	(2,639)
Total share capital	1,410,490	909,122
Appropriated retained earnings	1,096,697	1,419,079
Unappropriated retained deficit	(172,100)	(125,778)
	2,335,087	2,202,423
Total Liabilities and Stockholders’equity	4,453,826	3,995,928

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A.

Condensed Consolidated Balance Sheets (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A. Condensed Consolidated Statements of Operations (Expressed in thousands of United States dollars, except number of shares and per-share amounts) (Unaudited) Continued

	Three-month period		Nine-month period
	ended September 30		ended September 30
	2007	2006	2007	2006
Operating revenues
Sales of eucalyptus pulp
Domestic	33,283	20,340	94,718	53,795
Export	484,951	468,869	1,443,390	1,336,205
	518,234	489,209	1,538,108	1,390,000
Sales taxes and other deductions	62,729	57,204	192,989	166,576
Net operating revenues	455,505	432,005	1,345,119	1,223,424
Operating costs and expenses
Cost of sales	290,925	261,192	844,287	759,543
Selling	19,527	17,809	58,105	55,806
Administrative	14,209	19,249	40,172	39,769
Other, net	3,359	5,102	(12,918)	12,503
	328,020	303,352	929,646	867,621
Operating income	127,485	128,653	415,473	355,803
Non-operating (income) expenses
Financial income	(36,605)	(39,772)	(149,393)	(146,930)
Financial expenses	(5,818)	38,344	39,086	119,168
(Gain) loss on currency
remeasurement, net	(4,268)	(464)	(3,793)	(6,934)
Other	(29)		(32)	(2)
	(46,720)	(1,892)	(114,132)	(34,698)
Income before income taxes, minority
interest and equity in results of
affiliated companies	174,205	130,545	529,605	390,501
Income tax expense (benefit)
Current	12,671	(13,575)	46,463	23,541
Deferred	49,514	6,471	119,743	26,036
	62,185	(7,104)	166,206	49,577
Minority interest	2,220	184	9,116	373
Equity in results of affiliated companies	4,455	(5,743)	26,875	12,292
Net income	105,345	143,208	327,408	328,259

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Operations (Expressed in thousands of United States dollars, except number of shares and per-share amounts) (Unaudited) Continued

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A. Condensed Consolidated Statements of Operations (Expressed in thousands of United States dollars, except number of shares and per-share amounts) (Unaudited) Continued

	Three-month period		Nine-month period
	ended September 30		ended September 30
	2007	2006	2007	2006
Basic and diluted earnings per share
Class A preferred stock	0.107	0.145	0.331	0.332
Class B preferred stock	0.107	0.145	0.331	0.332
Common stock	0.097	0.132	0.301	0.302
Weighted-average number of shares
outstanding (thousands)
Class A preferred stock	37,140	38,013	37,853	38,019
Class B preferred stock	538,540	537,667	537,827	537,661
Common stock	454,908	454,908	454,908	454,908

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A. Condensed Consolidated Statements of Cash Flows (Expressed in thousands of United States dollars) (Unaudited)

	Nine-month period
	ended September 30,
	2007	2006
Cash flows from operating activities
Net income	327,408	328,259
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and depletion	159,511	162,302
Equity results of affiliated company	26,875	12,292
Deferred income tax	119,743	26,036
(Gain) loss on currency remeasurement	(3,793)	(6,934)
(Gain) loss on sale of equipment	649	59
Decrease (increase) in operating assets
Accounts receivable, net	(22,415)	(17,231)
Interest on short-term investments	(35,498)	8,281
Inventories, net	(25,294)	(43,276)
Recoverable taxes	877	(12,905)
Other	(15,390)	(4,942)
Increase (decrease) in operating liabilities
Suppliers	21,638	(549)
Payroll and related charges	5,115	4,080
Litigation, contingencies and liabilities associated with
unrecognized tax benefits	(11,187)	10,630
Accrued finance charges	(5,059)	8,848
Other	12,996	9,008
Net cash provided by operating activities	556,176	483,958
Cash flows from investing activities
Short – term investments
Applications	(72,506)	(116,784)
Redemptions	204,123	173,631
Proceeds from sale of equipment	344	326
Investments in affiliate	(103,850)	(24,500)
Additions to property, plant and equipment	(435,562)	(198,266)
Net cash provided by (used in) investing activities	(407,451)	(165,593)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A. Condensed Consolidated Statements of Cash Flows (Expressed in thousands of United States dollars) (Unaudited) (Continued)

	Nine-month period
	ended September 30,
	2007	2006
Cash flows from financing activities
Net borrowings (repayments) short-term debt, net	8,052	(74,748)
Long-term debt
Borrowings
Related parties	87,656
Other	235,000	809,000
Repayments
Related parties	(51,698)	(47,515)
Other	(201,854)	(711,689)
Dividends and interest on stockholders´ equity paid	(191,027)	(214,793)
Net cash used in financing activities	(113,871)	(239,745)
Effect of changes in exchange rates on cash and cash equivalents	2,661	(2,158)
Increase in cash and cash equivalents	37,515	76,462
Cash and cash equivalents, beginning of the period	48,414	34,114
Cash and cash equivalents, end of the period	85,929	110,576
Supplementary cash flow information
Interest paid	64,227	56,372
Income taxes paid	38,254	19,470
Non-cash transaction:
Unpaid accrued dividends and interest on
stockholders’ equity	43,297	38,196

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A. Condensed Consolidated Statement of Changes in Stockholders’ Equity (Expressed in thousands of United States dollars, except number of shares) (Unaudited)

	Nine-month period		Nine-month period
	ended September 30, 2007		ended September 30, 2006
	Shares	US$	Shares	US$
Share capital
Common stock
Balance, January 1	455,390,699	297,265	455,390,699	297,265
Capital increase		221,120
Balance, September 30	455,390,699	518,385	455,390,699	297,265
Preferred stock – Class A
Balance, January 1	37,962,555	31,056	38,022,178	31,105
Conversion to Class B stock	(10,004,110)	(8,184)	(9,345)	(8)
Capital increase		18,433
Balance, September 30	27,958,445	41,305	38,012,833	31,097
Preferred stock - Class B
Balance, January 1	539,200,866	583,440	539,141,243	583,391
Conversion from Class A stock	10,004,110	8,184	9,345	8
Capital increase		261,815
Balance, September 30	549,204,976	853,439	539,150,588	583,399
Treasury stock
Balance, January 1 and September 30	(1,966,314)	(2,639)	(1,966,314)	(2,639)
Balance carried forward	1,030,587,806	1,410,490	1,030,587,806	909,122

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A. Condensed Consolidated Statements of Changes in Stockholders’ Equity (Expressed in thousands of United States dollars, except number of shares ) (Unaudited) Continued

	Nine-month period		Nine-month period
	ended September 30, 2007		ended September 30, 2006
	Shares	US$	Shares	US$
Balance brought forward	1,030,587,806	1,410,490	1,030,587,806	909,122
Appropriated retained earnings
Investments reserve
Balance, January 1		1.184,905		823,434
Transfer to share capital - capital
increase		(501.368)
Transfer from unappropriated
retained earnings		140,898		63,058
Balance, September 30		824,435		886,492
Fiscal-incentive reserve
Balance, January 1		75,870		69,300
Transfer from unappropriated
retained earnings		12,340		5,307
Balance, September 30		88,210		74,607
Legal reserve
Balance, January 1		158,304		120,065
Transfer from unappropriated
retained earnings		25,748		9,195
Balance, September 30		184,052		129,260
Total balance, September 30		1,096,697		1,090,359
Unappropriated retained earnings
Balance, January 1		(125,778)		42,502
Net income		327,408		328,259
Dividends and interest on
stockholders’ equity		(194,744)		(182,584)
Transfer to appropriated
retained earnings		(178,986)		(77,560)
Balance, September 30		(172,100)		110,617
Total stockholders’ equity	1,030,587,806	2,335,087	1,030,587,806	2,110,098

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A. Condensed Consolidated Statements of Changes in Stockholders’ Equity (Expressed in thousands of United States dollars, except number of shares ) (Unaudited) Continued

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A. Notes to Condensed Consolidated Interim Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

1	Basis of presentation and summary of significant accounting policies

The unaudited condensed consolidated interim financial statements of Aracruz Celulose S.A. and subsidiaries (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, these interim financial statements include all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. Operating results for the first nine months are not necessarily indicative of the results to be expected for the entire year.

The interim financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the statutory financial statements prepared in accordance with accounting practices adopted in Brazil.

Except as disclosed in the notes hereto, the interim financial statements are based upon accounting policies and methods consistent with those used and described in the Company’s audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2006. The consolidated balance sheet at December 31, 2006 has been derived from the Company’s audited financial statements at that date. These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2006 included in the Company’s 2006 Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC).

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

Certain reclassifications have been made to the prior period condensed consolidated financial statements to conform to the current period presentation (Note 10).

In preparing the condensed consolidated interim financial statements, the use of estimates is required to account for certain assets, liabilities and other transactions. The Company's condensed consolidated interim financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, carrying values of goodwill, provisions necessary for losses on accounts receivable and for contingent liabilities and other similar evaluations. Actual results may vary from estimates.

The Company has reported its financial statements in U.S. dollars since 1994 when the SEC permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated.

Aracruz Celulose S.A. Notes to Condensed Consolidated Interim Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

The U.S. dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards Nº 52 - "Foreign Currency Translation" (“SFAS 52”). The U.S. Dollar is used as the Company's functional currency as this has been, and remains, in the opinion of the Company’s Board of Directors and Management, the currency in which it principally operates as well as being the Company’s primary unit of economic measure. Translation gains and losses are recognized in the income statement, rather than in shareholders’ equity; and non-monetary assets and liabilities (such as inventory and fixed assets) are converted at the historical exchange rate rather than at the end of period exchange rate.

2	Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157 – “Fair value measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company continues to evaluate the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company’s consolidated results of operations or financial position.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115”(“SFAS 159”). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for the Company’s fiscal year ending January 31, 2009. The Company is currently assessing the impact of this statement on its consolidated financial statements.

Aracruz Celulose S.A. Notes to Condensed Consolidated Interim Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

3	Taxes

3.1 Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The deferred tax balances at each period are computed at the rates to be in force in the subsequent years and the current tax balances at each period include taxes to be paid currently. The statutory enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented a composite statutory rate of 34%, for both 2007 and 2006.

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	Three-month period		Nine-month period
	ended September 30		ended September 30,
	2007	2006	2007	2006
Income before income taxes, minority interest and
equity in results of affiliated companies	174,205	130,545	529,605	390,501
Federal income tax and social contribution
at statutory rates	59,230	44,385	180,066	132,770
Adjustments to derive effective tax rate:
Effects of differences in remeasurement
from reais to U.S. dollars, using historical
exchange rates and indexing for tax
purposes:	23,960	(1,531)	62,304	25,746
Effects of reduced tax rates on non-Brazilian
subsidiaries	(3,805)	(39,130)	(25.424)	(74,300)
Fiscal incentive - Technological innovation	(496)		(3,855)
Deduction of interest on stockholders´ equity	(15,258)	(12,394)	(40,676)	(38,000)
Other	(1,446)	1,566	(6,209)	3,361
Income tax expense (benefit) reported in
the consolidated statements of income	62,185	(7,104)	166,206	49,577

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

The major components of the deferred tax accounts in the balance sheet are as follows:

	September, 30	December, 31
	2007	2006
Deferred Tax Asset - Current Assets
Unrealized profits on intercompany inventory
transactions	15,017	15,375
Net Deferred Tax Liability – Long-Term
Taxation of foreign exchange variation payable
on cash basis	161,574	71,607
Difference in basis of accounting for
Property, plant and equipment	64,861	67,963
Tax loss carryfowards from operations	(13,400)	(11,512)
Deductible temporary differences - other provisions	2,361	(32,023)
Net deferred tax liability – long-term	215,396	96,035

Although realization of deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.

3.2	Fiscal incentive - ADENE

As a result of the Barra do Riacho operations being located within the geographic area of ADENE (Agency for the Development of the Northeast) and since Decree No. 4,213, of April 16, 2002, which recognizes the pulp and paper sector as a priority in the development of the region, Aracruz requested and was granted by the Federal Revenue Service in December 2002 the right to benefit from reductions in corporate income tax.

On January 9, 2004, the Company was notified by the Liquidator of the former Superintendência de Desenvolvimento do Nordeste (SUDENE) of its decision to revoke the fiscal benefits previously granted to the Company based on an opinion of the Legal Counsel to the National Integration Ministry on the definition of the geographical area eligible for the recognition of such benefit.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

During 2004 and 2005, ADENE issued several acts with the objective of annulling the tax benefit used by the Company. Such acts were always challenged by the Company and no final decision on the merits was issued at this point. Nevertheless, in December 2005 the Company was notified by the Federal Revenue Service (SRF) to pay the amount corresponding to the tax incentive it had recorded, plus interest, in the total amount of US$ 97 million.

The Company presented its defense in January 2006 but its arguments have not been accepted by the Federal Revenue Service. The Company appealed to the Federal Taxpayers Council and is currently awaiting a decision.

The Company's management, based on the advice of external legal counsel, believes that the cancellation of the tax incentive is mistaken and shall not prevail, both with respect to the amounts already recorded and with respect to the remaining period. In respect of the tax incentive recorded until 2004 (US$66.8 million on December 31, 2004), it is management's understanding, based on the advice of external legal counsel, that the tax assessment shall be overruled, since the tax incentive was recorded pursuant to strict legal requirements and acts of the SRF and ADENE. The Company's management also believes, based on external legal counsel's opinion, that the cancellation of the tax incentive (scheduled to last up to 2012 for Fiberlines A and B and 2013 for Fiberline C) is illegal due to the fact that the incentive was granted upon compliance of predetermined conditions (implementation, expansion and modernization of industrial plants). Therefore, the Company has a vested right to use the tax incentive until the date set forth in the Law and in the acts issued by ADENE.

Notwithstanding its confidence in the robustness of its rights, the Company, considering the facts occurred during the years 2004 and 2005, which indicate ADENE's and SRF's intention to cancel the tax incentive, decided to be conservative and ceased to recognize the incentive in the calculation of income tax payable from 2005 on and until a final Court decision has been granted.

Based on the opinion of its legal advisors, the Company’s management believes that the ultimate resolution of this matter will be in favor of the Company's arguments, both with respect to the tax incentive recorded up to 2004 and with respect to those to be recorded from 2005 on. Thus, no provisions for loss were booked for the amounts of the benefits already recognized.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

3.3 Recoverable taxes
	September, 30	December, 31
	2007	2006
Recoverable taxes
Prepaid income tax and social contribution	98,627	76,533
Withholding income tax on financial investments	15,660	20,021
Value-Added Tax Credit - ICMS (*)	145,885	145,264
Valuation allowance on Value-Added Tax Credit	(140,826)	(140,204)
PIS and COFINS contribution on acquisition of	19,515	21,720
goods
Other	1,052	924
Total recoverable taxes	139,913	124,258
Current	120,916	109,165
Long-term	18,997	15,093
Total	139,913	124,258

(*) Since the promulgation of the Federal Law no. 87 on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempt from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the state of Espírito Santo. However, the Company cannot determine whether negotiations with the State authorities will result in the utilization of the credits in the foreseeable future. Consequently, the Company has been constituting a valuation allowance of 100% of the total credits outstanding related to the Barra do Riacho Plant.

The amount of US$ 5,059, not covered by the valuation allowance consists of ICMS credits of the Guaíba Plant that the Company usually recovers in the course of its operations.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

4 Accounts receivable, net

	September, 30	December, 31
	2007	2006
Customers - pulp sales
Domestic	13,525	8,540
Export	245,050	261,608
Other	28,576	20,281
	287.151	290,429
Allowance for doubtful accounts	(4,712)	(4,634)
Total current, net	282,439	285,795
Long-Term	20,691
Total	303,130	285,795

At September 30, 2007, there were two customers, one of whom accounted for 36% and the other 16% of total customer receivables (December 31, 2006 38% and 11%, respectively). No other customer accounted for more than 10% of total customer receivables.

Long-Term receivables represent the balance of consideration receivable on the sale to third parties of Value-added tax credits ("ICMS"). The sale has been approved by tax authorities and the balance will be collected in 60 monthly installments, updated with an interest rate of Interbank Certified Depositary plus 2% per year.

5 Inventories

	September, 30	December, 31
	2007	2006
Finished products	148,406	130,192
Raw materials	32,693	27,027
Spare parts and maintenance supplies	46,899	45,485
	227,998	202,704

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

6	Investment in affiliated companies

During the first nine months of 2007 the Company increased its share capital invested in Veracel Celulose S.A. in the amount of US$ 103,850. Such capital increase did not affect the Company’s interest in Veracel as the other shareholder proportionally increased its share capital investment.

7	Short-term borrowings and long-term debt

(a) Short-term borrowings - export financing and other

At September 30, 2007, the balance of short-term debt consisted of rural credit in the amount of US$ 5,438 (US$ 4,677 as of December 31, 2006) with interest rate of 6.75%.

(b) Long-term debt

		September 30,	December 31,
		2007	2006
	Denominated in Brazilian currency:
	BNDES term loans with varying interest rates;
	principally the "Long-term interest Rate" (TJLP) plus
	1.8 to 4.5% p.a. (2006 - 1.8% to 4.5% p.a.) due 2007
	to 2016	338,365	258,193
	Credit Export Note – 100% CDI p.a., due 2008 to 2013	56,805	48,859
	BNDES term loans – 7.64% to 9.54% p.a. (2006 –
	8.05% to 9.35% p.a.), due 2007 to 2016 and indexed
	to BNDES basket of currencies	42,034	39,358
		437,204	346,410
	Denominated in US Dollars:
	Import financing – (2007 – 5.55% to 6.20% p.a.)		1,854
Pre	-export financing – 5.73% to 6.34% p.a. (2006 -
	5.75% to 6.48% p.a.) due 2012 to 2016	909,000	874,000
		909,000	875,854
	Total	1,346,204	1,222,264
	Less current maturities	(77,106)	(67,214)
	Total long-term debt	1,269,098	1,155,050

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

The long-term portion of the Company's debt at September 30, 2007 becomes due in the following years:

2008	21,156
2009	52,873
2010	22,635
2011	23,317
2012 and thereafter	1,149,117
Total	1,269,098

8	Stockholders’ equity

At September 30, 2007, the Company's principal common stockholders and their common stock ownership interests, either direct or indirect are as follows: Arapar S.A. (an affiliate Group Lorentzen), Arainvest Participações S.A. (an affiliate of Banco Safra S.A.), and Newark Financial Inc (an affiliate of Votorantim Celulose e Papel (VCP)) with 28% each; Banco Nacional de Desenvolvimento Econômico e Social – BNDES with 12.5%.

At September 30, 2007, Arainvest, Treasure Hold Investments Corp (an affiliate of Banco Safra S.A) and the Banco Nacional de Desenvolvimento Econômico e Social - BNDES also owned preferred stocks which in total amounted to 14.9% and 7.7%, respectively, of the total preferred stocks.

Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company's statutory accounting records. At September 30, 2007, after considering appropriated retained earnings which may be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of US$ 1,161 million.

Appropriated retained earnings is composed of the following reserves:

	a)	Fiscal-incentive reserve - Consists of the appropriations from retained earnings equivalent to the cumulative amounts by which income tax rates have been reduced each year as a result of the Barra do Riacho operations of the Company being located in a development area (see note 3.2). The fiscal-incentive reserve may be used to increase capital and absorb losses, but is not available as cash dividends.

	b)	Investment reserve - the investments reserve represents discretionary appropriations,

ratified by the stockholders, for plant expansion and other capital projects. The amount of the reserve is based on an approved capital budget presented by management. After completion

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

of the projects, the Company retains the appropriations until the stockholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which a cash dividend may then be paid.

c) Legal reserve - legal reserve results from appropriations from retained earnings of 5% of annual net income recorded in the statutory accounting records. Such appropriations are required until the balance reaches 20% of the balance of capital stock, based on the statutory accounting records. The legal reserve may be used to increase capital and to absorb losses, but is not available for distribution as cash dividends.

The Annual Shareholders' Meeting held on April 24, 2007 approved Management's proposal to increase capital, without issuing new shares, using part of the income reserves, in the amount of R$ 1,017 million (equivalent to US$ 501 million), according to Articles 169, first paragraph, and 199 of the Corporate Law (Law 6.404/76, as amended).

Dividends and interest on stockholders’ equity

The Company’s by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law. In accordance with the Company’s by-laws and the Brazilian Corporate Law, adjusted net income is represented by the net income for the year less appropriation of the above mentioned legal reserve.

Brazilian law permits the payment of cash dividends only from retained earnings. Since January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as reported in the statutory accounting records. The interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank. Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus reserves out of which dividends may be paid (as discussed above in this note), determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is considered a deductible charge of the Company for corporate income tax purposes.

The Company paid US$ 252 million of dividends and interest on stockholders' equity during the year ended December 31, 2006. In the first nine months of 2007, the Company paid US$ 190 million of dividends and interest on stockholders' equity (of which US$ 117 million related to 2006 results and US$ 73 million related to the first nine months of 2007), and accrued US$ 40 million of interest on stockholders' equity in September to be paid during October 2007.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

Basic and diluted earnings per share:

Basic and diluted earnings per share ("EPS") as of September 30, 2007 and December 31, 2006, as presented in the Company's statements of operations, have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed in the following summary of significant rights, terms, privileges and conversion features of the Company's stock:

	Common	Class A Stock	Class B Stock
Stock
Voting	Yes	No, except in the event that	No, except in the event that
Rights		dividends are not paid for 3	dividends are not paid for 3
		consecutive years. Voting rights will	consecutive years. Voting
		then be granted until the dividends in	rights will then be granted
		arrears for those 3 years are paid.	until the dividends in arrears
for those 3 years are paid.
Privileges	None	Priority in the return of capital in the	Priority in the return of capital
		liquidation of the Company;	in the liquidation of the
Company;
Right to receive cash dividends in an
		amount 10% higher than dividends	Right to receive cash
		attributable to each common stock.	dividends in an amount 10%
higher than dividends
		Priority in the distribution of a	attributable to each common
		minimum annual cash dividend	stock.
equivalent to 6% of the capital
attributable to it.
Conversion	None	Can be converted into Class B Stock	Cannot be converted into
Features		at any time, at the option and cost of	Class A Stock nor to Common
		the stockholder. Conversion rate 1:1.	Stocks at any time.

Earnings, if any, in excess of the Class A preferred share minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common shares.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

The earnings per share calculations:
	Nine	-month period ended September 30 2007
		Preferred stock		Common
		Class A	Class B	Stock	Total
Dividends and interest on stockholders’ equity		4,302	61,131	47,005	112,438
Undistributed earnings		8,226	116,875	89,869	214,970
Net income for the period		12,528	178,006	136,874	327,408
Weighted average number of shares		37,853	537,528	454,908
Basic and diluted earnings per share		0.33	0.33	0.30

	Nine	-month period ended September 30 2006
		Preferred stock		Common
		Class A	Class B	Stock	Total
Dividends and interest on stockholders’ equity		7,017	99,236	76,330	182,583
Undistributed earnings		5,599	79,177	60,900	145,676
Net income for the period		12,616	178,413	137,230	328,259
Weighted average number of shares		38,019	537,661	454,908
Basic and diluted earnings per share		0.33	0.33	0.30
There were no dilutive securities outstanding in 2007 and 2006.

9 Litigations, contingencies and commitments

	September 30, 2007	December 31, 2006

Labor - (i)	18,532	14,102
Tax:
PIS and COFINS obligations - (ii)	49,714	74,329
Other	15,679	13,341
	83,925	101,772
24

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statementsa
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

(a)	Litigations and contingencies

	(i)	Labor proceedings

At September 30, 2007, the Company had a total provision recorded for labor proceedings of US$ 18.5 million (US$ 14.1 million on December 31 2006) and a corresponding deposit in an escrow account of US$ 7.1 million (US$ 5.8 million on December 31, 2006).

Labor proceedings consist principally of those related to the effect of variation in the inflation indexes (economic plans) on the 40% penalty applicable to the Mandatory Fund for Unemployment Benefit (FGTS), and also of additional amounts allegedly owed to certain employees that perform hazardous activities.

	(ii)	PIS and COFINS contributions

At September 30, 2007, the provision for contingencies included US$ 49.7 million (US$ 74.3 at December 31, 2006) for PIS (Social Integration Program) and COFINS (Social Fund) payable on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar, principally in the period from early 1999 until September 2002. In September 2007, based on the opinion of its legal advisors, the Company decided to reverse approximately US$ 37.3 million of this provision, considering that it is no longer payable pursuant to article 150, § 4º of the National Tax Code.

The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS and COFINS contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. In November 2001 the Company was granted a favorable judgment.

After analyzing certain legal decisions on similar legal actions of other companies and their implications for Aracruz’s case, the Company decided to cancel, on August 29, 2003, part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special tax collection called PAES program, enacted by Law 10.684/2003. Notwithstanding, due to a judgment issued by the Brazilian Supreme Court in July 2006 which considered the modification in the rules for the calculation of PIS and COFINS to be unconstitutional, the Company requested and was granted a provisional remedy allowing it not to pay the PAES installments related to such modification.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

(iii) Social charges proceedings

In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating basically to the value of housing allowances paid to certain employees over a period of several years. INSS considered that the reduced amount of housing allowances to the employees represented a fringe benefit and, consequently, the corresponding social charge was underpaid. The Company has been contesting this notification in the amount of US$ 7.5 million in Court aiming to its annulment. As at September 30, 2007, the Company has placed approximately US$ 12.3 million in an escrow account to cover this claim. The Brazilian Superior Court of Justice granted a decision in favor of the Company on examination of the first judicial claim related to the matter. Based on the opinion of its legal advisors, Company’s management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been recognized.

(iv) Value-Added Tax Credit

In October 2006, the Company received tax assessments, issued by the government of the State of Espírito Santo, in the total amount of US$ 41.2 million, related to the alleged non compliance of formal obligations and supposedly inappropriate ICMS credits from fixed assets and other goods acquired for utilization in the process of pulp production. The company has paid a minor part of that value and has been contesting another 17 notifications, in the amount of US$ 40.1 million. The Company has already been granted favorable decisions in tax notifications amounting to US$ 6.3. Based on the opinion of its legal advisors, who evaluate the chances of success in court are between possible and probable, no provision has been recognized.

(vi) Environmental Regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

(vii) Other

Based on an analysis of the disputes involved and on consultation with its legal counsel, the Company has recorded additional provisions in the amount of US$ 15.7 million relating to several other legal disputes and has also made deposits in the amount of US$ 12.6 million in escrow accounts as of September 30, 2007.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

(b)	Commitments

(i) Indian Communities - Terms of settlement

In the first semester of 1998, the Indian communities and the Company entered into Terms of Settlement in which both parties recognized the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that determined the enlargement of the Indian reservation by 2,571 hectares of land belonging to the Company. The Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 7.3 million at September 30, 2007), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

Despite the fact that the Terms of Settlement were in force, in 2005 members of the Indian communities invaded some forestry areas and the industrial premises of the Company. Although the Company had obtained provisional measures to be reintegrated in the possession of the invaded areas, as of the end of the first quarter of 2007, these invaders still occupy approximately 11,000 hectares of land to which the Company is legally entitled. Since the invasion represented the breach of the Terms of Settlement by the Indian communities, the Company - after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor (Ministério Público Federal) – in 2005 suspended all its commitments towards the Indian communities under the Terms of Settlement. During the period in which the Terms of Settlement were being complied with, the Company had donated to the Indian Associations the amount of approximately R$ 9.6 million, equivalent to US$ 5.1 million.

On February 17, 2006 FUNAI published Dispatches No. 11 and 12 in the Official Federal Gazette, approving the conclusion of the working group set up by FUNAI Edict No. 1.299/05, which recommends the extension of Indian reserves by approximately 11,000 hectares, comprised almost entirely of lands whose title and possession belong to Aracruz. These areas were identified by the working group as being land traditionally occupied by Indians. Confident in the robustness of its rights, the Company presented its challenge of those Dispatches on June 19, 2006. In early 2007 the Ministry of Justice, who shall ultimately decide the matter, returned the administrative procedure to FUNAI, determining that it widen the studies "with a view towards preparing an appropriate recommendation that assuages the interest of both parties".

On August 27, 2007, the Ministry of Justice based on the conclusions of the working group set up by FUNAI Edict No. 1.299/05, issued Edicts nr. 1.463 and 1.464 determining the enlargement of the Indian reservation by 11,000 hectares, 98% of which (i.e., approximately 10,700 hectares) are lands owned or legally possessed by the Company. Notwithstanding, all

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

the eucalyptus wood planted in the area (approximately 6,800 hectares of forest) shall be harvested by the Company as a compensation for improvements, as recognized by federal authorities. On top of that, since September 18, 2007 all parties involved started negotiations aiming to set forth a timetable for the harvest of the wood and to grant the Company the necessary legal assurance with respect to future land demarcation in the Northern region of the State Espírito Santo.

(ii) “Take-or-Pay” contract

In connection with the sale of its electrochemical plant to Canexus Química Brasil Ltda (Canexus) in 1999, the Company and Canexus entered into a long-term contract for chemical products supply, amended in 2002 to include additional volumes. According to the "take-or-pay" clause, the company is committed to acquire from Canexus a volume of chemical products conservatively projected. Volumes purchased by the Company in addition to the minimum agreed (take-or-pay) for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay in accordance with the terms of the contract. There are remaining take-or-pay committed volumes until 2008, regarding the 2002 contractual amendment.

(iii) Wood supply

The Company signed a contract with Suzano Papel e Celulose S.A. with a view to a loan of 1,700 thousand m³ of eucalyptus wood, which were received through September of 2005. The remaining balance as of September 30, 2007 is 1,500 thousand m³ of eucalyptus wood and, based on its present forest formation costs, the Company has booked the amount of US$ 6,986 under liabilities. The contract calls for return of an equivalent volume on similar operating conditions between 2007 and 2009.

10 Liabilities associated with unrecognized tax benefits

The Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, on January 1, 2007. Beginning January 1, 2007, the Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognizing and measurement of

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

tax positions are based on management’s best judgment given the facts, circumstance and information available at the reporting date.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

Differences between a tax position taken or expected to be taken in the Company’s tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded 'in the balance sheet as a either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable. The liability for unrecognized tax benefits expected to be realized within one year are classified as current in the balance sheet.

Interest and penalties are accrued with respect to unrecognized tax benefits in accordance with the legislation of the respective taxing jurisdictions.

The adoption of FIN 48 did not have a material impact in the Company’s statements of operations and financial position and did not result in a cumulative adjustment to retained earnings at adoption.

As a consequence of adoption, on January 1, 2007 the Company did reclassify certain recorded liabilities related to unrecognized tax benefits of US$ 71,727, previously recorded as part of the litigations, contingencies and commitments line in the consolidated balance sheet at December 31, 2006. At September 30, 2007, the Company’s recorded liability for unrecognized tax benefits was US$ 93,144, reflecting increases resulting from current year tax positions and the effects of currency remeasurement. These unrecognized tax benefits primarily refer to tax positions taken by the Company related to the deductibility of social contribution taxes in the determination of federal income taxes on profits generated by export sales and related to the timing of utilization of historical tax loss carryforwards used to offset income tax and social contribution payable. Included in the balance at September 30, 2007 are approximately US$ 13 million of tax positions for which there is uncertainty as to the timing of such benefits. As a result of deferred tax accounting, the disallowance of a shorter benefit period would not affect the annual effective tax rate but could accelerate the payment of cash to the taxing authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as a component of interest expense and other non-operating expenses, respectively. The Company has recorded US$ 64,032 of accrued interest and penalties associated with unrecognized tax benefits at September 30, 2007, recorded as a component of other long-term liabilities. As a consequence of adopting FIN 48 and consistent with the Company’s classification of interest and penalties, the corresponding interest and penalties of US$ 47,996 accrued at December 31, 2006 with respect to the previously recorded liabilities associated with unrecognized tax benefits have also been reclassified from the litigations, contingencies and commitments line to the line of interest and penalties on liabilities associated with unrecognized tax benefits , in the long-term liabilities. The Company recognized approximately US$ 2,666 and US$ 7,622 in accrued interest for the three and nine months ended September 30, 2007, respectively (US$ 2,961 and US$ 9,252 for the three and nine months ended September 30, 2006, respectively).

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

The Company or its subsidiaries file income tax returns in Brazil and in other foreign federal and state jurisdictions. Generally, the tax years 2002 through 2006 remain open and subject to examination by the relevant tax authorities.

11	Derivative instruments and risk management activities

The Company’s foreign currency risk and interest rate management strategy may use derivative instruments to protect against foreign exchange and interest rate volatility.

During the three-month and nine month periods ended September 30, 2007 the Company has recognized, as financial income, gains of US$ 24.3 million and US$ 79.3 million, respectively (for the three-month and nine month-month periods ended September 30, 2006 - US$ 8.6 million and US$ 73.4 million, respectively) on foreign currency derivative instruments registered in BM&F - Brazilian Mercantile & Futures Exchange.

It also has recognized, under financial income, losses of US$ 26.6 million and US$ 9.2 million on interest rate derivative instruments registered in BM&F - Brazilian Mercantile & Futures Exchange for the three-month and nine-month periods ended September 30, 2007, respectively (there were no such derivative instruments for the three-month and nine-month periods ended September 30, 2006, respectively). These are marked to market on a daily basis, and at September 30, 2007 the fair value of these contracts were reported as a liability of US$ 1.3 million (December 31, 2006: US$1.4 million liability).

During the three-month and nine month periods ended September 30, 2007 the Company recognized, gains of US$ 18.9 million and US$ 22.1 million, respectively, on swap transactions (TJLP or interest long-term rate against Dollar). There were no such derivative instruments for the three-month and nine-month periods ended September 30, 2006, respectively. As of September 30, 2007, the notional amounts of these swaps totaled US$ 315.3 million.

12	Segment information

The Company has adopted SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) with respect to the information it presents about its operating segments and geographical information. SFAS 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the same basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments. The Company has determined that its operation has only one segment - pulp. Sales by geographic area are determined based on the location of the customers.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

The Company's exports from Brazil, classified by geographic destination, are as follows:

	Three-month period		Nine-month period
	ended September 30		ended September 30
	2007	2006	2007	2006
North America	174,008	171,689	520,156	476,033
Europe	215,674	169,658	608,742	522,445
Asia	95,162	121,721	311,258	323,001
Other	107	5,801	3,234	14,726
Total	484,951	468,869	1,443,390	1,336,205

In the three-month and nine-month periods ended September 30, 2007, two unaffiliated customers accounted for 32% and 14% and 30% and 15% of net sales (30% and 20% and 30 % and 16% for the three-month and nine-month periods ended September 30, 2006, respectively). No other individual customers represented more than 10% of net sales.

* * *

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2007

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer